K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 28, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 20, 2018, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 201 under the Securities Act of 1933, as amended, and Amendment No. 203 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 2, 2018, accession no. 0001133228-18-000003 (the “Amendment”). The purpose of the Amendment is to register new Class A, Class C, Class I, and Class R6 shares of Small Cap Growth Fund (formerly, Small Company Growth Fund) (the “Fund”), a series of the Trust, reflect the change of the Fund’s name to Small Cap Growth Fund effective March 5, 2018, and reflect material changes to the Fund’s principal investment strategies and subadvisor.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comment

1.
Comment — Please update the series and class identifiers for the Fund on EDGAR per the Fund’s name change. Please include the name of the Fund on the facing page of the Amendment. Please provide the exchange ticker symbols for each share class on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — In response to the first portion of the SEC’s comment, the Trust has updated the series and class identifiers for the Fund on EDGAR. In response to the second portion of the SEC’s comment, the Trust declines to include the name of the Fund on the facing sheet, as such information is not required by Form N-1A. In response to the third portion of the SEC’s comment, the exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Page 2 February 28, 2018
Prospectus Comments

2.
Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, if the Trust intends to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter have been satisfied.

Response — The Trust does not intend to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no changes are necessary in response to this comment.

3.
Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please complete the table or remove the brackets and supplementally confirm to the SEC that the numbers are not changing.

Response — In response to the SEC’s comment, the Trust has removed the brackets in the “Fees and Expenses” table and, supplementally confirms that the numbers have not materially changed since the Amendment was filed.

4.
Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please delete Footnote 2 or explain why other expenses, as referenced in the footnote, are unique to these share classes.

Response — The Trust believes that including estimated “other expenses” provides useful information for shareholders. The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class A, Class C, Class I and Class R6 shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for each class of shares may differ due to differences in the expected investor base, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “Fund summary — Principal investment strategies,” in the first paragraph, please update the market capitalization range to be as of a more recent date.

Response — The Trust has made the requested change.

Page 3 February 28, 2018
6.
Comment — Under “Fund summary — Principal investment strategies,” please explain whether the Fund’s policy to focus its investments in a particular sector or sectors of the economy represents a policy to “concentrate” the Fund’s assets in a particular sector.

Response — Supplementally, the Trust confirms that the Fund’s policy to focus its investments in a particular sector or sectors of economy does not represent a policy to “concentrate” the Fund’s assets in a particular sector.

7.	Comment — Under “Fund summary — Principal investment strategies,” in the second sentence of the second paragraph please name the Fund’s benchmark.

Response — The Trust has made the requested change.

8.	Comment — Under “Fund summary — Principal investment strategies,” please disclose the method the Fund uses to determine whether a country is an emerging market.

Response — The Trust has made the requested change.

9.	Comment — Under “Fund summary — Principal risks” please include index tracking risk disclosure in the “Exchange-traded funds risk” and in the corresponding “Fund details - Principal risks” disclosure.

Response — In response to the SEC’s comment, the Trust has revised the disclosures as follows:

Item 4

Exchange-traded funds risk. An ETF generally reflects the risks of the underlying securities of the index it is designed to track. However, at times, an ETF’s portfolio composition and performance may not match that of such index. A fund bears ETF fees and expenses indirectly.

Item 9 Exchange-traded funds (ETFs) risk

ETFs are a type of investment company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities designed to track a particular market index. A fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities it is designed to track, although lack of liquidity in an ETF could result in it being more volatile than its underlying securities, and ETFs have management fees that increase their costs. An ETF’s portfolio composition and performance may not match that of the index it is designed to track due delays in the ETF’s implementation of changes to the composition of the index and other factors. An ETF has its own fees and expenses, which are indirectly borne by the fund.

Page 4 February 28, 2018
10.	Comment — Under “Fund summary — Principal risks,” as the SEC notes that Fund’s portfolio turnover was 39% in the previous fiscal year, consider removing the risk.

Response — The Trust notes that the Fund’s Principal investment strategies state that “Due to its investment strategy, the fund may buy and sell securities frequently, which may result in high transaction costs and additional shareholder expenses.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.
Comment — Under “Fund summary—Past performance,” please include the following statement as required by Item 4(b)(2): “the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the fund’s average annual returns compare with those of a broad measure of market performance” (emphasis added).

Response — The Trust has made the requested change to add the underlined disclosure.

12.	Comment — Under “Fund summary—Past performance” please delete the sentence that reads: “All figures assume dividend reinvestment.”

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.
Comment — Under “Fund summary—Past performance” in accordance with Instruction 3(b) of Item 4(b)(2) of Form N-1A, show the same performance in the bar chart and the table, or explain why the performance is different. As the SEC believes that the calendar year total return table and average annual total return table should show the performance of Class NAV shares, please only show Class NAV shares’ performance in these tables and remove references to all other share classes. Include disclosure regarding other share classes in a footnote to the average annual total return table.

Response — In response to the first portion of the SEC’s comment, as Class A, Class C, Class I, and Class R6 shares of the Fund are new share classes, the Trust has revised the Amendment to include pre-inception calendar year total return information for the oldest class of shares (Class NAV shares) in order to show performance relevant to an investor from the period that the Fund first became effective, as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A.

With respect to the second portion of the SEC’s comment, the Trust notes that it has included average annual total return information for all share classes presented in the prospectus consistent with the requirements of Instruction 3(c)(i) to Item 4(b)(2) of Form N-1A, which requires registrants to provide average annual total return information for each class presented in a multiple class prospectus. The Trust believes that labeling the calendar year total return table or the average annual total return table as the performance of Class NAV shares would be inaccurate, as the performance of Class NAV shares has been adjusted to reflect any sales charges of the other classes shown.

Page 5 February 28, 2018
The Trust further notes that this performance presentation format is the format that other John Hancock trusts historically have used for the presentation of performance of new share classes in a combined prospectus, again as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A. The Trust believes that presenting performance information for all share classes, with appropriate disclosures, provides more meaningful performance information for shareholders invested in a particular class. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990). Further, the Trust believes that the accompanying disclosures make clear that such performance is based on the historical Class NAV performance and that performance would differ only as to differences in fees and expenses among the various share classes.

14.
Comment — Under “Fund summary—Portfolio management” the Fund states that certain portfolio managers have managed the Fund “since 2017.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — In “Fund details — Subadvisor,” please update the subadvisor’s assets under management figure with information as of a more recent date.

Response — The Trust has made the requested change.

16.	Comment —In “Fund details — Investment advisor,” please update the adviser’s assets under management figure with information as of a more recent date.

Response — The Trust has made the requested change.

17.
Comment — Under “Fund summary — Portfolio management,” the Fund states that certain portfolio managers have managed the Fund “since 2017.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Page 6 February 28, 2018
Response — Consistent with the Trust’s response to Comment 14, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — Under “Your Account — Class cost structure” under the heading “Class A shares” please disclose the Class A shares’ contingent deferred sales charge.

Response — The Trust notes that the contingent deferred sales charge for Class A shares is applicable only to investments of $1 million or more, and is fully described under its own heading. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Your Account — Class cost structure,” under the heading “Additional payments to financial intermediaries” consider including disclosure regarding rollover payments.

Response — The Trust no longer has a Rollover Program. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

20.
Comment —Please reconcile the list of waivers set forth under “Sales charge reductions and waivers — CDSC waivers,” with the waivers described beginning on p. 99 of the SAI under “Waiver of Contingent Deferred Sales Charge.” In addition, please disclose that this list of deferred sales charge waivers is distinct from the waivers described in Appendix 1.

Response — The Trust notes that this disclosure was previously reviewed by the SEC in connection with the John Hancock U.S. Growth Fund Rule 485(a) filing, made on February 8, 2017, which was made to include Appendix 1 - Intermediary sales charge waivers (the “U.S. Growth Fund Filing”). At that time, the disclosure was amended in response to SEC comments and the Trust confirms that this disclosure is consistent with that prior disclosure, as amended.

As discussed with the SEC in correspondence relating to the U.S. Growth Fund Filing, the Trust analyzed this prospectus and SAI disclosure and determined that no changes to the disclosure were necessary. The Trust notes that the description of such reductions and waivers, while containing more detail in the SAI, is consistent with the list in the prospectus. The Trust additionally notes that this disclosure is consistent with that which is included in other John Hancock funds’ prospectuses and SAIs. Further, the Trust has included the following disclosure with respect to such waivers being distinct from the waivers described in Appendix 1: “The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or CDSC waivers (See attached Appendix 1 - Intermediary sales charge waivers).” Therefore, the Trust respectfully declines to make any changes in response to this comment.

Page 7 February 28, 2018
21.	Comment — Under “Your Account - “Sales charge reductions and waivers,” under the heading “CDSC waivers” add reference to Class C shares in the fourth bullet.

Response — The Trust notes that the lead-in paragraph preceding the bulleted information under “CDSC waivers” specifically mentions Class C shares, as applicable, and the Trust further notes that the fourth bullet is specific to Class A shares only. Therefore, the Trust respectfully declines to make any changes in response to this comment.

22.
Comment — Please reconcile the list of waivers set forth under “Sales charge reductions and waivers — Waivers for certain investors,” with the waivers described beginning on p. 95 of the SAI under “Sales Charge on Class A and Class C Shares - Without sales charges.” In addition, please disclose that this list of sales charge waivers is distinct from the waivers described in Appendix 1.

Response — The Trust notes that this disclosure was also previously reviewed by the SEC in connection with the U.S. Growth Fund Filing. At that time, the disclosure was amended in response to SEC comments and the Trust confirms that this disclosure is consistent with that prior disclosure, as amended.

As discussed with the SEC in correspondence relating to the U.S. Growth Fund Filing, the Trust analyzed this prospectus and SAI disclosure and determined that no changes to the disclosure were necessary. The Trust notes that the description of such reductions and waivers, while containing more detail in the SAI, is consistent with the list in the prospectus. The Trust additionally notes that this disclosure is consistent with that which is included in other John Hancock funds’ prospectuses and SAIs. Further, the Trust has included the following disclosure with respect to such waivers being distinct from the waivers described in Appendix 1: “The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or CDSC waivers (See attached Appendix 1 - Intermediary sales charge waivers).” Therefore, the Trust respectfully declines to make any changes in response to this comment.

23.
Comment — Under “Your account — Waivers for certain investors,” if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the disclosure.

Page 8 February 28, 2018
Response — As discussed in prior correspondence with the SEC, the Trust respectfully notes that the sales load waivers described in this disclosure are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these waivers are categorical waivers that have historically been made available to identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The sales load waivers described in this disclosure represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that the Trust does not need to avail itself of the relief provided in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”). Therefore, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Under “Your account — Execution of requests” in the “Fund details” section, if the number of days to redeem Fund shares would vary by method used, please so note.

Response —The Trust notes that no matter the method of payment, it expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request, as described in the prospectus. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comments on Appendix 1

25.
Comment — Please confirm to the SEC that Appendix 1 lists all financial intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangements.

Response — Supplementally, the Trust confirms that Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether additional future filings to add such disclosure are necessary.

SAI Comments

26.
Comment — Please revise the disclosure with respect to control persons of the Fund, to clarify that a shareholder who owns beneficially more than 25% of any class of the Fund can determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.

Page 9 February 28, 2018
Response — The Trust has made the requested change.

27.
Comment — Under “Advisor Compensation” please confirm that any recoupment will not exceed the limit of the waiver at the time of the recoupment and that the recoupment would occur before three years from the time of the waiver.

Response — The Trust so confirms.

28.
Comment — Under “Those Responsible for Management — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

29.
Comment — Under “Sales Compensation - Annual Compensation,” detail is included with respect to certain Class A and Class C shares’ 12b-1 Distributor payments made after the first year of investment. Consider adding further corresponding details to the prospectus as applicable. In addition, please clarify the definition of “aged” assets used in this context.

Response — The Trust respectfully declines to make any changes in response to the first portion of the SEC’s comment, as such information is not required by Form N-1A to be included in the prospectus. In response to the second portion of the SEC’s comment, the Trust notes that “aged” assets used in this context refers to investments of $1 million or more in Class A shares that are held for more than one year and therefore would not be subject to the relevant CDSC upon redemption. In response to this portion of the SEC’s comment, the Trust has clarified this term in the Statement of Additional Information.

30.
Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: . . . the procedures that will be used to ensure that such information remains confidential and is not traded upon . . . .” Because the term “exceptions” in the quoted portion of the SAI refers to the listed entities that receive the Fund’s material nonpublic holdings information, the Trust believes that the current disclosure is appropriate and, accordingly, respectfully declines to make any changes in response to this comment.

Page 10 February 28, 2018
31.	Comment — Under “Sales Charges on Class A and Class C Shares - Without Sales Charges,” please disclose that this list of sales charge waivers is distinct from the waivers described in Appendix 1.

Response — The Trust notes that it has included the following disclosure with respect to such waivers being distinct from the waivers described in Appendix 1: “The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or CDSC waivers (See Appendix 1 to the Class A and Class C Prospectus, “Intermediary Sales Charge Waivers”).” Therefore, the Trust respectfully declines to make any changes in response to this comment.

32.
Comment — Under “Sales Charges on Class A and Class C Shares - Without Sales Charges,” in accordance with the Mutual Fund Fee Guidance, if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the bullet points.

Response — Please see response to Comment 23 above.

33.
Comment — Please reconcile the list of waivers set forth under “Waiver of Contingent Deferred Sales Charge” with the waivers described under “Sales charge reductions and waivers — CDSC waivers” in the prospectus. In addition, please disclose that this list of deferred sales charge waivers is distinct from the waivers described in Appendix 1.

Response — Please see response to Comment 20 above.

34.	Comment — Please confirm or correct the disclosure under “Purchases and Redemptions Through Third Parties,” that refers to Appendix 1 to the Class A and Class C prospectus.

Response — In response to the SEC’s comment, the Trust has clarified the disclosure by adding references to Class I and Class R6 shares in the statement referenced in the SEC’s comment.

35.
Comment — Under “Sample Calculation of Maximum Offering Price,” please confirm whether there should be a table showing the maximum offering price per share of the outstanding share classes of the Fund.

Page 11 February 28, 2018
Response — The Trust respectfully notes that as the Fund’s Class A, Class C, Class I, and Class R6 shares had not commenced operations as of the date of the prospectus, there is no such information to report. Therefore, the Trust respectfully declines to make any changes in response to this comment.

36.
Comment — Under “Securities of Regular Broker-Dealers,” please confirm whether a table should be included presenting information regarding the securities of the Fund’s regular broker dealers that were held by the Fund as of a recent date.

Response — The Trust respectfully notes that as the Fund’s Class A, Class C, Class I, and Class R6 shares had not commenced operations as of the date of the prospectus, there is no such information to report with respect to regular broker-dealers. Therefore, the Trust respectfully declines to make any changes in response to this comment.

*           *           *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the SEC’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc: Thomas Dee, Assistant Secretary of the Trust